                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Equitrac Corporation
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                     2945991
                           --------------------------
                                 (CUSIP Number)


Mr. Lance Laifer                       With a copy to:
Laifer Capital Management, Inc.        Gerald Adler, Esq.
Hilltop Partners, L.P.                 Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                    919 Third Avenue
New York, New York 10036               New York, New York 10022
(212) 921-4139                         (212) 758-9500
----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1997
                        ---------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No.  2945991                              Page    2    of          Pages
          ------------                                -------     -------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Laifer Capital Management, Inc.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       201,600
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                      0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                     201,600
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                       101,700


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    303,300
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.7%
14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                                  SCHEDULE 13D
CUSIP No.  2945991                            Page    3    of           Pages
          -------------                            -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lance Laifer
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                     201,600
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                    0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                   201,600
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                     101,700


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    303,300
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.7%
14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.   2945991                             Page    4    of           Pages
           -------------                             -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Hilltop Partners, L.P.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                     159,500
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                    0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                   159,500
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    159,500
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.6%
14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
                                 Amendment No. 2
                              Equitrac Corporation


                  This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of November 4, 1997 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D relating to the event date of November 4, 1997 filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Equitrac Corporation (the "Company"). The address of the principal executive office of the Company is 836 Ponce De Leon Boulevard, Coral Gables, FL 33134. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  (a) Hilltop is the beneficial owner of 159,500 shares (4.6%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 303,300 shares (8.7%) of Common Stock. The 303,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 159,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop, which shares have been described above; and

                  (ii) 143,800 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 3,495,600 shares of Common Stock of the Company outstanding as of October 2, 1997 as reported in the Company's Quarterly Report on Form 10-Q for the period ended August 31, 1997.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 159,500 shares of Common Stock beneficially owned by


                                     Page 5

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it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital
Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 159,500 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 42,100 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 101,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as investment advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  (c) The transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth on Annex A hereto. All such transactions were effected in the open market.

                  (d)      Not applicable.

                  (e)      Not applicable.






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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 1998              HILLTOP PARTNERS, L.P.


                                     By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                          as General Partner



                                     By:/s/ Lance Laifer
                                        ----------------------------------
                                          Lance Laifer
                                          President

                                     LAIFER CAPITAL MANAGEMENT, INC.


                                     By:/s/ Lance Laifer
                                        ----------------------------------
                                        Lance Laifer
                                          President


                                        /s/ Lance Laifer
                                        ----------------------------------
                                        Lance Laifer


                                                      Annex A


                                                 Laifer         Hilltop         Wolfson          Offshore     Type of
Date            Price              Comm.         # Shares       # Shares        # Shares         # Shares     Transaction
11/24/97     $16.375               .06           300            0               300              0            P
11/25/97       16.50               .06           2,000          1,100           600              300          P
11/26/97      16.875               .06           2,000          1,100           600              300          S
12/5/97        16.75               .06           2,600          1,500           800              300          S
12/9/97       16.625               .06           1,000          800             0                200          S
12/19/97       17.00               .06           300            300             0                0            S
12/23/97      16.875                --           25,000         25,000          0                0            S
12/23/97       17.00               .06           1,000          1,000           0                0            S
12/30/97     18.7361               .06           4,500          4,500           0                0            S
12/30/97       18.25               .06           1,200          1,200           0                0            S


------------------
P - Purchase
S - Sale


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